Exhibit 99.1

UNGAVA MINES INC.	August 7, 2008
For Immediate Release	Issued and Outstanding: 92,688,976 Common Shares

Expo Ungava property development update.

TORONTO, Ontario, August 7, 2008 – Ungava Mines Inc. (the “Corporation”) (OTCBB: UGVMF) announces that Canadian Royalties Inc. (“CRI”), announced August 5, 2008 that “dramatic changes in the Canadian capital markets” and other factors have impaired its ability to secure the required financing to put the Expo Ungava property, co-owned by Ungava’s subsidiary, into commercial production in 2010, as previously indicated by CRI.

As a result, while CRI will continue to negotiate with Bank of Montreal and Commonwealth Bank of Australia, a “special finance committee” of CRI, chaired by David Holowack, lead director, will pursue “strategic financing” as recommended by PriceWaterhouseCoopers LLP which was retained by the special finance committee and has made recommendations to it. No indication was given in the CRI press release as to what those recommendations are. CRI has indicated that “essential” mine building construction work will continue on the Expo Ungava property and CRI has about $100 million in cash on hand.

Ungava’s subsidiary currently has a 30% interest in the Expo Ungava property which will be reduced to 20% if CRI produces a bankable feasibility study on the property which is acceptable to a financing bank or financing entity for the purposes of putting the property into commercial production on a non-recourse basis.

Until full financing of the mine building project has been secured, Ungava’s subsidiary has no obligation to contribute to any expenditures on the Expo Ungava property.

For further information, contact:

Glen Erikson
President
Ungava Mines Inc.
Telephone No: (905) 274-3164

Caution Concerning Forward-Looking Statements
The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.